UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-32520

ARIES MARITIME TRANSPORT LIMITED

(Translation of registrant’s name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is a press release dated November 20, 2008 of Aries Maritime Transport Limited (the “Company”) announcing its financial results for the third quarter of 2008.

Exhibit 1

Company Contact:	Investor and Media Contact:
Ioannis Makris	Michael Cimini
Chief Financial Officer	Vice President
Aries Maritime Transport Limited	The IGB Group
(011) 30 210 8983787	212-477-8261

Aries Maritime Transport Limited Announces
Third Quarter 2008 Financial Results

ATHENS, GREECE, November 20, 2008 – Aries Maritime Transport Limited (NASDAQ: RAMS) today reported its financial results for the three and nine months ended September 30, 2008. The following financial review discusses the results for the three months ended September 30, 2008 compared with the results for the three months ended September 30, 2007 as well as results for the nine months ended September 30, 2008 compared with the results for the nine months ended September 30, 2007. In June 2008, Aries completed the sale of its three oldest vessels, the Energy 1, MSC Oslo and the Arius, which resulted in a book profit totaling $13.6 million during the second quarter of 2008. The results for these vessels are reported as discontinued operations.

Third Quarter Results
Revenues of $22.9 million from continuing operations were recorded for the three months ended September 30, 2008, compared to revenues of $17.9 million recorded for the three months ended September 30, 2007. Excluding deferred revenue due to the assumption of charters associated with certain vessel acquisitions as well as commissions and voyage expenses, total revenues were $14.1 million and $15.7 million for the three month periods ended September 30, 2008 and September 30, 2007, respectively. The decrease in revenues is primarily attributable to lower utilization during the three months ended September 30, 2008 compared to the three months ended September 30, 2007. Additionally, the Company employed three vessels in the spot market during the third quarter of 2008 compared to one vessel in the year-earlier period, which led to an increase in voyage expenses for the three month period ended September 30, 2008. Vessel operating days totalled 1,104 for both quarters. The Company defines operating days as the total days the vessels were in the Company’s possession for the relevant period. Total actual revenue days for the three months ended September 30, 2008 were 984 and total actual revenue days for the three months ended September 30, 2007 were 1,008. The Company defines revenue days as the total days the vessels were not out of service.

Net loss from continuing operations was $4.7 million, or $0.17 basic and diluted loss per share, for the three months ended September 30, 2008, compared to a net loss of $5.1 million, or $0.18 basic and diluted loss per share, recorded for the three months ended September 30, 2007.

Results for the three month period ended September 30, 2008, included an unrealized loss of $0.8 million from the change in the fair value of derivatives. Results for the three month period ended September 30, 2007 include an unrealized loss of $3.3 million from the aforementioned derivatives.

Net loss from continuing and discontinued operations for the three months ended September 30, 2008 was $3.7 million, or $0.13 basic and diluted loss per share, compared to a net loss of $6.5 million, or $0.23 basic and diluted loss per share, recorded for the three months ended September 30, 2007.

Adjusted EBITDA for the three months ended September 30, 2008 was $2.1 million compared to $8.3 million for the three months ended September 30, 2007. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Jeff Parry, Chief Executive Officer, commented, “During the third quarter, Aries continued to implement its period charter approach. Since the Company’s new management team was appointed in July 2008, we have secured profitable period charters for five vessels, two of which have profit-sharing components. By strengthening our fixed revenue and cash flow streams during a challenging market environment, management remains committed to improving future performance and realizing the inherent value in the Company as we continue to execute our comprehensive turnaround plan.”

Nine-Month Results
Revenues of $62.2 million were recorded for the nine months ended September 30, 2008, compared to revenues of $61.3 million recorded for the nine months ended September 30, 2007. Excluding deferred revenue due to the assumption of charters associated with certain vessel acquisitions as well as commissions and voyage expenses, total revenues were $48.3 million and $52.6 million for the nine month periods ended September 30, 2008 and September 30, 2007, respectively. The decrease in revenues is primarily attributable to lower utilization during the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007. During the nine months ended September 30, 2008 total vessel operating days were 3,288 compared to total vessel operating days of 3,276 for the nine months ended September 30, 2007. Total actual revenue days for the nine months ended September 30, 2008 and September 30, 2007 were 3,082and 3,152, respectively.

Net loss from continuing operations was $8.1 million, or $0.28 basic and diluted loss per share, for the nine months ended September 30, 2008, compared to net income of $4.0 million, or $0.14 basic and diluted earnings per share, recorded for the nine months ended September 30, 2007. Results for the nine month periods ended September 30, 2008 and September 30, 2007 included an unrealized loss of $0.8 million and $1.6 million, respectively, from the change in the fair value of derivatives.

Net income from continuing and discontinued operations for the nine months ended September 30, 2008 was $2.6 million, or $0.09 basic and diluted earnings per share, compared to a net loss of $1.7 million, or $0.06 basic and diluted loss per share, recorded for the nine months ended September 30, 2007.

Adjusted EBITDA for the nine months ended September 30, 2008 was $18.0 million compared to $33.6 million for the nine months ended September 30, 2007. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Fleet Report
Aries operates a fleet of nine double-hull products tankers and three container ships. Currently, 10 of the Company’s 12 vessels are secured on period charters with established international charterers. The charters have remaining periods ranging from approximately 0.1 to 2.1 years. Charters for two of Aries’ products tanker vessels currently have profit-sharing components.

On October 2, 2008, Aries announced it secured a period charter for the High Land, a 1992-built products tanker, and the High Rider, a 1991-built products tanker, with IPG for 12 months at a net rate of $18,525 per day per vessel. The period charter for the High Land commenced on September 29, 2008 and the period charter for the High Rider commenced on October 7, 2008.

On September 15, 2008, Aries commenced a period charter with MSC, the second largest container shipping line in the world, for the CMA CGM Seine, a 1990-built container vessel now named the MSC Seine, following the completion of repairs. The period charter is for a period of 12 months at a net rate of $14,918.5 per day.

On July 18, 2008, Aries announced it renewed the bareboat charters for the Stena Compass, a 2006-built double-hull products tanker, and its sister ship, the Stena Compassion, with Stena Group. The charters will be for 23 to 25 months at a gross rate of $18,700 per day per vessel, less 2.5% in brokerage commissions. The charters also include a profit-sharing component for Aries equal to 30% of the actual time charter equivalent (TCE) rate achieved above $26,000 per day per vessel.

The following table details Aries’ fleet deployment:

Vessels	Size	Year Built	Charterer/ Subcharterer	Expiration of Charter	Charterhire (net per day)

Products Tankers
Altius	73,400 dwt	2004	Deiulemar/Enel	Through 6/09	$14,860
Fortius	73,400 dwt	2004	Deiulemar/Enel	Through 8/09	$14,860
Nordanvind	38,701 dwt	2001	PDVSA	Through 11/08	$19,988
Ostria	38,701 dwt	2000	Spot market	-	-

High Land	41,450 dwt	1992	IPG	Through 9/09	$18,525

High Rider	41,502 dwt	1991	IPG	Through 10/09	$18,525

Stena Compass	72,750 dwt	2006	Stena Group	Through 8/10	Bareboat charter rate of $18,232.50 + 30% of profits above $26,000
Stena Compassion	72,750 dwt	2006	Stena Group	Through 12/10	Bareboat charter rate of $18,232.50 + 30% of profits above $26,000
Chinook	38,701 dwt	2001	Spot market	-	-

Container Vessels
Saronikos Bridge	2,917 TEU	1990	CMA CGM	Through 5/10	$20,400
MSC Seine (formerly CMA CGM Seine)	2,917 TEU	1990	MSC	Through 9/09	$14,918.50
Ocean Hope	1,799 TEU	1989	China Shipping Container Lines	Through 6/09	$13,300

Summary of Selected Data

	Three Months Ended	Three Months Ended
	September 30, 2008	September 30, 2007

ADJUSTED EBITDA RECONCILIATION
(From Continuing Operations) (1) (All amounts in US$000’s unless otherwise stated)
NET LOSS	(4,736)	(5,143)
PLUS : NET INTEREST EXPENSE	3,705	4,382
PLUS : DEPRECIATION AND AMORTIZATION	1,949	5,106
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	793	3,336
PLUS: STOCK BASED COMPENSATION	391	663

ADJUSTED EBITDA	2,102	8,344

FLEET DATA

NUMBER OF VESSELS	12	12
NUMBER OF VESSELS ON PERIOD CHARTER	11	11
WEIGHTED AVERAGE AGE OF FLEET	10.6	9.6
OPERATING DAYS (2)	1,104	1,104

AVERAGE DAILY RESULTS

TIME CHARTER EQUIVALENT RATE (3)	20,733	18,159
TOTAL VESSEL OPERATING EXPENSES (4)	12,597	7,950

	Nine Months Ended	Nine Months Ended
	September 30, 2008	September 30, 2007

ADJUSTED EBITDA RECONCILIATION
(From Continuing Operations) (1) (All amounts in US$000’s unless otherwise stated)
NET INCOME/ (LOSS)	(8,125)	3,962
PLUS : NET INTEREST EXPENSE	11,257	13,201
PLUS : DEPRECIATION AND AMORTIZATION	13,262	14,153
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	761	1,605
PLUS: STOCK BASED COMPENSATION	885	663

ADJUSTED EBITDA	18,040	33,584

FLEET DATA

NUMBER OF VESSELS	12	12
NUMBER OF VESSELS ON PERIOD CHARTER	11	11
WEIGHTED AVERAGE AGE OF FLEET	10.6	9.6
OPERATING DAYS (2)	3,288	3,276

AVERAGE DAILY RESULTS

TIME CHARTER EQUIVALENT RATE (3)	19,146	19,481
TOTAL VESSEL OPERATING EXPENSES (4)	10,259	6,743

(1) Aries considers Adjusted EBITDA to represent the aggregate of net income / (loss), net interest expense, depreciation, amortization (excluding the effect of the amortization of the deferred revenue due to the assumption of charters associated with certain vessel acquisitions), change in the fair value of derivatives and stock-based compensation expense. The Company’s management uses Adjusted EBITDA as a performance measure.  The Company believes that Adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company’s operating performance required by GAAP.
The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.
(2) Operating days are defined as the total days the vessels were in the Company’s possession for the relevant period.
(3) Adjusted to reflect that the Stena Compass and the Stena Compassion were each employed on a bareboat charter; an assumed TCE of $24,500 per day, reflecting assumed operating costs of $5,800 per day, has been included in respect of (a) the 91 operating days of the vessels during the three month period ended March 31, 2008 and (b) the 90 operating days of the vessels during the three month period ended March 31, 2007
(4) Total vessel operating expenses are defined as the sum of the vessel operating expenses, amortization of dry-docking and special survey expense and management fees adjusted to exclude the following operating days with respect to the Stena Compass and the Stena Compassion, which were employed on bareboat charters:
(a) the 91 operating days of the vessels during the three month period ended March 31, 2008, and (b) the 90 operating days of the vessels during the three month period ended March 31, 2007.

Suspension of Quarterly Dividend

On September 12, 2008, Aries announced it suspended payment of its quarterly dividend, effective immediately.  The decision follows the new management’s strategic review of the Company’s business and reflects the Company’s focus on improving its long-term strength and operational results.  Aries will evaluate the Company’s dividend policy on an ongoing basis.

Conference Call Information

Aries will hold a conference call on Thursday, November 20, 2008, at 10:00 a.m. Eastern Time to discuss results for the third quarter of 2008. To access the conference call, dial (877) 879-6209 for domestic callers, or (719) 325-4805 for international callers, and use the reservation number 6939346. Following the teleconference, a replay of the call may be accessed by dialing (888) 203-1112 for domestic callers, or (719) 457-0820 for international callers, and using the reservation number 6939346. The replay will be available through December 4, 2008. The conference call will also be webcast live on the Company’s website, http://www.ariesmaritime.com. A replay of the audio webcast will be available following the call through December 4, 2008.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company’s products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled. The Company also owns a fleet of three container vessels that range in capacity from 1,799 to 2,917 TEU. Ten of the Company’s 12 vessels are secured on period charters. Charters for two of the Company’s products tanker vessels currently have profit-sharing components.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events.  These statements are intended as ‘‘forward-looking statements.’’  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements.  Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC’s petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited’s filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words ‘‘anticipate,’’ ‘‘estimate,’’ ‘‘project,’’ ‘‘forecast,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘may,’’ ‘‘should,’’ and ‘‘expect’’ reflect forward-looking statements.

ARIES MARITIME TRANSPORT LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited)	(Unaudited)
	Three month period ended September 30, 2008	Three month period ended September 30, 2007

REVENUES:
Revenue from voyages	22,902	17,947
EXPENSES:
Commissions	(414)	(222)
Voyage expenses	(3,154)	(487)
Vessel operating expenses	(9,981)	(6,294)
General and administrative expenses	(2,003)	(1,382)
Depreciation	(6,011)	(5,977)
Amortization of dry-docking and special survey expense	(1,124)	(620)
Management fees	(484)	(400)
	(23,171)	(15,382)
Net operating income	(269)	2,565

OTHER INCOME (EXPENSES):
Interest expense	(3,755)	(4,577)
Interest received	50	195
Other expenses, net	31	10
Change in fair value of derivatives	(793)	(3,336)
Total other (expenses), net	(4,467)	(7,708)

Net (Loss) / Income from continuing operations	(4,736)	(5,143)
Net Income / (Loss) from discontinued operations (includes $13,569 gain on sale of vessels)	1,036	(1,318)
NET INCOME/ (LOSS)	(3,700)	(6,461)

Loss per share:
Basic and diluted (Net Loss from Continuing Operations)	(0.17)	(0.18)
Basic and diluted (Net Income / (Loss) from Discontinued Operations	0.04	(0.05)
Basic and diluted (Net Loss)	(0.13)	(0.23)

Weighted average number of shares:
Basic	28,605,563	28,441,492
Diluted	28,611,728	28,441,492

OTHER FINANCIAL DATA
(All amounts in thousands of U.S. dollars)	Three month period ended September 30, 2008	Three month period ended September 30, 2007

Net cash provided by operating activities	2,171	4,121
Net cash provided by / (used in) investing activities	8,093	(346)
Net cash (used in) financing activities	(549)	(5,353)

ARIES MARITIME TRANSPORT LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited)	(Unaudited)
	Nine month period ended September 30, 2008	Nine month period ended September 30, 2007

REVENUES:
Revenue from voyages	62,174	61,319
EXPENSES:
Commissions	(912)	(830)
Voyage expenses	(5,431)	(2,251)
Vessel operating expenses	(23,719)	(15,330)
General and administrative expenses	(5,893)	(3,016)
Depreciation	(17,901)	(17,895)
Amortization of dry-docking and special survey expense	(2,907)	(1,882)
Management fees	(1,483)	(1,198)
	(58,246)	(42,402)
Net operating income	3,928	18,917

OTHER INCOME (EXPENSES):
Interest expense	(11,488)	(13,730)
Interest received	231	529
Other expenses, net	(35)	(149)
Change in fair value of derivatives	(761)	(1,605)
Total other expenses, net	(12,053)	(14,955)

Net (Loss) / Income from continuing operations	(8,125)	3,962
Net Income / (Loss) from discontinued operations (includes $13,569 gain on sale of vessels)	10,714	(5,649)
NET INCOME/ (LOSS)	2,589	(1,687)

Earnings / (Loss) per share:
Basic and diluted (Net Income / (Loss) from Continuing Operations)	(0.28)	0.14
Basic and diluted (Net Income / (Loss) from Discontinued Operations	0.37	(0.20)
Basic and diluted (Net Income / (Loss))	0.09	(0.06)

Weighted average number of shares:
Basic	28,605,563	28,441,492
Diluted	28,611,728	28,441,492

OTHER FINANCIAL DATA
(All amounts in thousands of U.S. dollars)	Nine month period ended September 30, 2008	Nine month period ended September 30, 2007
Net cash provided by operating activities	3,215	14,693
Net cash provided by / (used in) investing activities	59,051	(1,918)
Net cash (used in) financing activities	(65,734)	(11,535)

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. Dollars)

	(Unaudited) September 30,	December 31,
	2008	2007
ASSETS
Current assets
Cash and cash equivalents	3,581	12,444
Restricted cash	7,568	39
Trade receivables, net	2,618	2,219
Other receivables	2,212	1,033
Inventories	1,513	1,969
Prepaid expenses	1,477	1,681
Due from managing agent	2,713	814
Due from related parties	648	-
Total current assets	22,330	20,199

Vessels and other fixed assets, net	333,512	400,838
Deferred charges, net	2,210	2,906
Restricted cash	-	1,548
Total non-current assets	335,722	405,292
Total assets	358,052	425,491

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	223,710	284,800
Accounts payable, trade	6,419	8,423
Accrued liabilities	9,220	5,297
Deferred income	787	2,291
Derivative financial instruments	6,697	5,936
Deferred revenue	2,188	4,656
Due to related parties	-	594
Total current liabilities	249,021	311,997

Deferred revenue	1,296	6,375
Total liabilities	250,317	318,372

Stockholders’ equity

Preferred Stock, $0.01 par value, 30 million shares authorized, none issued.	-	-
Common Stock, $0.01 par value, 100 million shares authorized, 28.6 million shares issued and outstanding at September 30, 2008 (December 31, 2007: 28.5 million)	289	286
Additional paid-in capital	113,590	115,566
Accumulated Deficit	(6,144)	(8,733)
Total stockholders’ equity	107,735	107,119
Total liabilities and stockholders’ equity	358,052	425,491

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: November 24, 2008	By:	/s/ Ioannis Makris
Ioannis Makris
Chief Financial Officer

SK 23248 0002 940411